

October 13, 2011

Via E-mail
Mr. Herman L. Davis
Sr. Vice President, CFO,
Secretary and Treasurer
Covenant Bancshares, Inc.
7306 West Madison Street
Forest Park, Illinois 60130

> **Re: Covenant Bancshares, Inc.**
> **Item 4.01 Form 8-K dated September 19, 2011**
> **Filed September 23, 2011**
> **File No. 000-53989**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 4.01 Change in Registrant's Certifying Accountant

Resignation of Current Independent Registered Public Accounting Firm

1. The staff notes that this Form 8-K represents the reporting of a future resignation. Please file an amendment to the Form 8-K when the auditors have effectively resigned (i.e., upon completion of the audit for the year ended December 31, 2010). In this regard, provide all the disclosures as required pursuant to Item 304 of Regulation S-K and

include an updated letter from your former accountant addressing your revised disclosure as an exhibit to the Form 8-K/A.

General

2. We note that you have not responded to any of the comments included in our letter dated February 14, 2011. We also note that your registration statement went effective on January 14, 2011; however you have not filed any required annual or interim quarterly reports. When you file your required reports, please make conforming changes to those reports to reflect the items addressed by our comments. Also, please note that it is our understanding that FINRA will not clear a listing request for a registrant that has not cleared the comment process.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Greg Dundas at (202) 551-3436 or Christian Windsor at (202) 551-3419 if you have questions regarding comments on legal matters. Please contact Chris Harley at (202) 551-3695 or me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief